UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B Common Stock, par value, $0.1667 per share

(Title of Class of Securities)

084670 20 7

(CUSIP Number)

Matthew S. Topham, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7580	Laurie A. Smiley, Esq. Arian Colachis, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670 20 7

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 975,000(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 975,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) OO

(1) Bill & Melinda Gates Foundation Trust (the “Trust”) holds 975,000 shares of Berkshire Hathaway Inc. (the “Issuer”) Class B common stock (“Class B Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Trust, in respect of the Class B Shares owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,500 (1)

	8.	Shared Voting Power 975,000(2)

	9.	Sole Dispositive Power 130,500 (1)

	10.	Shared Dispositive Power 975,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,105,500 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) IN

(1) William H. Gates III (“Gates”) holds 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company of which Mr. Gates is the sole member.  Each Class A Share is convertible, at the option of the holder, into thirty shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Mr. Gates into 9,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 121,500 Class B Shares.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Class A Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Class A Shares beneficially owned by Cascade and Mr. Gates.  This 13D Amendment does not apply to Mr. Gates’ or Cascade’s holdings of the Issuer.

(2) Bill & Melinda Gates Foundation Trust (the “Trust”) holds 975,000 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”). For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Trust, in respect of the Class B Shares owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Trust or Mr. and Mrs. Gates.

CUSIP No. 084670 20 7

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 975,000(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 975,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

(1) Bill & Melinda Gates Foundation Trust (the “Trust”) holds 975,000 shares of Berkshire Hathaway Inc. (the “Issuer”) Class B common stock (“Class B Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares held by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.  Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Trust, in respect of the Class B Shares owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the Class B Shares beneficially owned by the Trust or Mr. and Mrs. Gates.

EXPLANATORY STATEMENT

This Amendment No. 2 to Schedule 13D (“Amendment”) relates to the Class B common stock, $0.1667 par value (the “Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”).  This Amendment is being filed jointly by the Bill & Melinda Gates Foundation Trust (the “Trust”) and William H. Gates III and Melinda French Gates, Co-Trustees of the Trust. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  This Amendment amends and supplements the Items set forth below of the Reporting Persons’ Schedule 13D Amendment No. 1 previously filed with the Securities and Exchange Commission on July 17, 2007.

Item 4.	Purpose of Transaction

On March 11, 2008, the Reporting Persons entered into a written sales plan with respect to the Trust’s holdings in the Issuer for the purposes of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended.  The sales plan was adopted in order to facilitate the Trust’s compliance with federal excise tax rules limiting excess business holdings by private foundations.   Pursuant to the sales plan, the Trust will sell 550,000 Class B Shares of the Issuer over a three year period, commencing April 1, 2008 and ending March 31, 2011.  The Trust may terminate the sales plan at any time.  Sales under the plan will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including further amendments to this Schedule 13D.  The form of the sales plan is set forth in Exhibit 99.1 to this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as previously reported and as set forth in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
99.1	Form of Rule 10b5-1 sales plan (the Exhibit thereto to be furnished to the Securities and Exchange Commission upon request).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2008

BILL & MELINDA GATES FOUNDATION TRUST (1)

By	/s/ Michael Larson
	Name:	Michael Larson (2)
	Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

By	/s/ Michael Larson
	Name:	Michael Larson (2) (3)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

By	/s/ Michael Larson
	Name:	Michael Larson (2)
	Title:	Attorney-in-fact

(1)  This amendment is being filed jointly by the Bill & Melinda Gates Foundation Trust and William H. Gates III and Melinda French Gates as Co-Trustees of the Trust pursuant to the Joint Filing Agreement dated August 24, 2006 and included with the signature page to Cascade Investment, L.L.C.’s Schedule 13D with respect to Berkshire Hathaway Inc. filed on August 24, 2006, SEC File No. 005-55113, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees of the Bill & Melinda Gates Foundation Trust, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca-Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(3)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.